UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

In connection with the receipt of the public announcement dated January 09, 2021 regarding the voluntary open offer made by Vedanta Resources Limited along with persons acting in concert (“Public Announcement”), the subsequent corrigendum dated January 14, 2021 issued to the Public Announcement, and the detailed public statement published on January 15, 2021, this is to inform you that the Company has received a copy of the draft letter of offer dated January 19, 2021 (“DLOF”).

The copy of the DLOF is available on the website of Securities and Exchange Board of India:

https://www.sebi.gov.in/sebi_data/commondocs/jan-2021/Vedanta%20Limited%20-%20Draft%20Letter%20of%20Offer_p.pdf

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2021	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
Name: Prerna Halwasiya
Title: Company Secretary & Compliance Officer